Innovative Eyewear, Inc.

11900 Biscayne Blvd., Suite 630

Miami, Florida, 33181

VIA EDGAR

January 26, 2022

U.S. Securities & Exchange Commission
Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attn: Alan Campbell

Re:	Innovative Eyewear, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed January 20, 2021
File No. 333-261616

Dear Mr. Campbell:

Innovative Eyewear, Inc. (the “Company,” “we,” “our” or “us”) hereby transmits our response to the comment letter received from the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”), on January 26, 2022, regarding Amendment No. 2 to Registration Statement on Form S-1 submitted to the Commission on January 20, 2022. In response to the Staff’s comments, the Company has revised the Registration Statement and is submitting via Edgar a revised registration statement (the “Registration Statement”) with this response letter. For your convenience, we have repeated below your comments in bold, and have followed each comment with our response.

Amendment No. 2 to Registration Statement on Form S-1

Recent Developments, page 9

1.	Please revise your Recent Developments section to address the following:

•	In order to better balance the presentation of preliminary estimated revenues for the quarter ended December 31, 2021, please present estimated net income or range of net income for the quarter ended December 31, 2021.

•	Please provide a narrative discussion that addresses the increase in quarterly revenues experienced in the fourth quarter of 2021 while at the same time your cost of goods sold went down.

Response to Comment No. 1: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 9 of the Registration Statement.

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We thank you for your review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Sarah W. Williams, Esq., at swilliams@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Harrison Gross
Harrison Gross
Chief Executive Officer

cc:	Sarah W. Williams, Esq.
Ellenoff Grossman & Schole LLP